United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)



INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No.______)

                          On Stage Entertainment, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   68219Q 106
                                 (CUSIP Number)

                                Chris Grobl, Esq.
                          On Stage Entertainment, Inc.
                         4625 West Nevso Drive, Suite 9
                               Las Vegas, NV 89103
                                 (702) 253-1333
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.: 68219Q 106                                                       13D
                                                                    Page 2 of 5
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(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Timothy J. Parrott
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                              (b)
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(3)      SEC USE ONLY
--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*  PF
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF                  (7)      SOLE VOTING POWER

 SHARES                                 2,640,000
                                ------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER

 OWNED BY                               None
                                ------------------------------------------------
  EACH                     (9)     SOLE DISPOSITIVE POWER

 REPORTING                              2,640,000
                                ------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER

                                        None
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,640,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   23.38%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*   IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 68219Q 106                                                       13D
                                                                    Page 3 of 5
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Item 1.       Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share, of On Stage Entertainment, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 4265 West Nevso Drive, Suite 9, Las Vegas, NV 89103.

Item 2.       Identity and Background.

               (a)  Name: Timothy J. Parrott ("Reporting Person").

               (b) Address of Principal Office: 4265 West Nevso Drive, Suite 9, Las Vegas, NV 89103

               (c) Present occupation: Chief Executive Officer and President of Issuer.

               (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Considerations.

     (a) Reporting Person purchased the shares on October 12, 2000 from Imperial Credit Commercial Mortgage Investment Corporation in a private transaction, and became the chief executive officer and president and director of the Issuer on the same date. Reporting Person also purchased 10,000 shares on the public market on October 30, 2000.

     (b) Reporting Person used personal funds to purchase the 2,640,000 shares of common stock.

Item 4.       Purpose of Transaction.

     Reporting Person purchased shares of the Issuer in a private transaction for investment purposes.

     Except as set forth herein, Reporting Person does not have any plans or proposals which would result in any transaction described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of Issuer.

     (a) Reporting Person beneficially owns 2,640,000 shares of common stock of Issuer, or approximately 23% of the outstanding shares of Issuer's common stock. Reporting Person also has options to purchase 750,000 shares of options which shall become exercisable as follows: 250,000 on January 1, 2001; 250,000 on January 1, 2002; and 250,000 on January 1, 2003. The options expire on October 12, 2005. The exercise price of the options to purchase common stock is $0.50 per share. If all such options were presently exercisable, Reporting Person would beneficially own 3,390,000 shares, or approximately 30% of Issuer.

     (b) The  Reporting  Person  has sole  power to vote all shares set forth in item 5(a) above.

     (c)  (i)  Reporting  Person   purchased   2,630,000  from  Imperial  Credit
          Commercial Mortgage Investment Corporation in a private transaction on October 12, 2000, at a purchase price of $0.38 per share.

     (ii) Reporting Person purchased 10,000 shares on the open market on October 30, 2000, at a purchase price of $0.75 per share.

     (d)  Not applicable.

     (e) Not applicable.

CUSIP No.: 68219Q 106                                                       13D
                                                                    Page 4 of 5
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Item 6.       Contracts, Arrangements, Understandings or Relationships With
              Respect to Securities of Issuer.

              Not applicable.

Item 7.       Material to be Filed as Exhibits.

               None.

CUSIP No.: 68219Q 106                                                       13D
                                                                    Page 5 of 5
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                                   SIGNATURES

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000

                                            /s/ Timothy J. Parrott
                                            ___________________________________
                                            Timothy J. Parrott